UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1*)

Cynapsus Therapeutics Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

23257Y859

(CUSIP Number)

Dexxon Holdings Ltd.

1 Dexcel Street

Or Akiva, 3060000, Israel

+972-4-6364040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23257Y859	Page 2 of 7 Pages

1.	Name of reporting person Dexcel Pharma Technologies Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 769,230[1]
	8.	Shared voting power 0
	9.	Sole dispositive power 769,230[1]
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 769,230[1]
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 6.00%[2]
14.	Type of reporting person CO

[1]	Consists of: (i) 384,615 common shares of the Issuer (“Common Shares”) held by Dexcel Pharma Technologies Ltd. (“Dexcel”) and (ii) 384,615 Common Shares issuable to Dexcel upon the exercise of outstanding warrants of the Issuer (“Warrants”) that are exercisable within 60 days.
[2]	This calculation is based on 12,448,108 Common Shares issued and outstanding as of August 31, 2016, as represented by the Issuer in the Arrangement Agreement (as defined below), plus 384,615 Common Shares underlying Warrants held by the Reporting Person that are exercisable within 60 days, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of the Reporting Person pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 23257Y859	Page 3 of 7 Pages

1.	Name of reporting person Dexxon Holdings Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,955,969[3]
	8.	Shared voting power 0
	9.	Sole dispositive power 1,955,969[3]
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,955,969[3]
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 15.13%[4]
14.	Type of reporting person CO

[3]	Consists of: (i) 1,480,425 Common Shares held by Dexxon Holdings Ltd. (“Dexxon”) and (ii) 475,544 Common Shares issuable to Dexxon upon the exercise of outstanding Warrants that are exercisable within 60 days.
[4]	This calculation is based on 12,448,108 Common Shares issued and outstanding as of August 31, 2016, as represented by the Issuer in the Arrangement Agreement, plus 475,544 Common Shares underlying Warrants held by the Reporting Person that are exercisable within 60 days, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of the Reporting Person pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 23257Y859	Page 4 of 7 Pages

1.	Name of reporting person Dan Oren
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,725,199[5]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,725,199[5]
11.	Aggregate amount beneficially owned by each reporting person 2,725,199
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 20.48%[6]
14.	Type of reporting person IN

[5]	Consists of: (i) 384,615 Common Shares held by Dexcel, (ii) 384,615 Common Shares issuable to Dexcel upon the exercise of outstanding Warrants that are exercisable within 60 days, (iii) 1,480,425 Common Shares held by Dexxon and (iv) 475,544 Common Shares issuable to Dexxon upon the exercise of outstanding Warrants that are exercisable within 60 days.
[6]	This calculation is based on 12,448,108 Common Shares issued and outstanding as of August 31, 2016, as represented by the Issuer in the Arrangement Agreement, plus (i) 384,615 Common Shares underlying Warrants held by Dexcel and (ii) 475,544 Common Shares underlying Warrants held by Dexxon, in each case, that are exercisable within 60 days, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of the Reporting Person pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 23257Y859	Page 5 of 7 Pages

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Persons on March 16, 2016 (the “Original Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following information:

As reported in the Issuer’s Form 8-K filed on September 1, 2016, on August 31, 2016, the Issuer entered into an Arrangement Agreement (the “Arrangement Agreement”) with Sunovion Pharmaceuticals Inc. and Sunovion CNS Development Canada ULC (“Acquiror”). The Arrangement Agreement provides for, among other things, an arrangement (the “Arrangement”) pursuant to which the Acquiror will acquire, directly or indirectly, all of the outstanding Common Shares for US$40.50 in cash per Common Share, subject to the terms and conditions of the Arrangement Agreement. Holders of outstanding Warrants and options of the Issuer (“Options”) will receive a cash payment equal to the difference between US$40.50 and the exercise price of such Warrant or Option. On the date of the closing of the Arrangement, the Issuer will become a direct wholly-owned subsidiary of the Acquiror.

Concurrently with the execution of the Arrangement Agreement, each of Dexcel and Dexxon entered into a Voting and Support Agreement with the Acquiror (together, the “Support Agreements”), providing, among other things, that such Reporting Persons, upon the terms and subject to the conditions set forth therein, (a) will vote their Common Shares, including the Common Shares underlying their Warrants, (i) in favor of the Arrangement and (ii) against any competing Acquisition Proposal (as defined in the Arrangement Agreement) and any amendment of the Issuer’s articles of incorporation or bylaws or other transaction delaying or preventing the Arrangement, and (b) will not sell or otherwise transfer their Common Shares or Warrants except in connection with the Arrangement. The Support Agreements cover all the Common Shares and Warrants reported as beneficially owned by the Reporting Persons herein and in the Original Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following information:

Concurrently with the execution of the Arrangement Agreement, Dexcel and Dexxon entered into the Support Agreements, providing, among other things, that such Reporting Persons, upon the terms and subject to the conditions set forth therein, (a) will vote their Common Shares, including the Common Shares underlying their Warrants, (i) in favor of the Arrangement and (ii) against any competing Acquisition Proposal (as defined in the Arrangement Agreement) and any amendment of the Issuer’s articles of incorporation or bylaws or other transaction delaying or preventing the Arrangement, and (b) will not sell or otherwise transfer their Common Shares and Warrants except in connection with the Arrangement. The Support Agreements cover all the Common Shares and Warrants reported as beneficially owned by the Reporting Persons herein and in the Original Schedule 13D. The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreements, which are attached hereto as Exhibit 2 and Exhibit 3 and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by the following information:

CUSIP No. 23257Y859	Page 6 of 7 Pages

Exhibit

2.	Dexcel Voting and Support Agreement dated as of August 31, 2016

3	Dexxon Voting and Support Agreement dated as of August 31, 2016

CUSIP No. 23257Y859	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2016

/s/ Dan Oren
Dan Oren

DEXCEL PHARMA TECHNOLOGIES LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: President & CEO

DEXXON HOLDINGS LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: Director